UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No ☒

ZIM Integrated Shipping Services Ltd. (the “Company”) hereby announces that yesterday, Mr. Xavier Destriau, the chief financial officer of the Company informed the chief executive officer and the board of directors of the Company of his decision to depart from the Company. Mr. Destriau will continue to serve as chief financial officer of the Company during the six-month notice period provided for in his employment agreement to ensure orderly operations of the Company during the interim period until his replacement assumes his role.

Following the departure notice of Mr. Destriau, the board of directors of the Company resolved to appoint Mr. Sami Jubran as the successor of Mr. Destriau in the role of chief financial officer of the Company. Mr. Jubran is already a member of the senior management of the Company and currently serves as its VP Financial Planning and Analysis and is responsible, among others, for planning, approving and monitoring the Company’s budget. Mr. Jubran has been with the Company since 2007, a period during which he fulfilled various senior financial positions, both in Israel and overseas. Mr. Jubran is a certified public accountant in Israel and he holds a bachelor’s degree in economics and accounting from the University of Haifa and an executive MBA from the Bar Ilan University.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: April 23, 2026